Filed Pursuant to Rule 424(b)(3)

Registration No. 333-112169

APPLE REIT SIX, INC.

STICKER SUPPLEMENT TO

SUPPLEMENT NO. 7 DATED OCTOBER 28, 2004

Supplement No. 7 to be used with

PROSPECTUS DATED APRIL 23, 2004

Summary of Supplement to Prospectus (See Supplement for Additional Information)

Supplement No. 7 (cumulative, replacing all prior sticker supplements) dated October 28, 2004 reports on our purchase of eleven hotels, which are located in seven states and which contain a total of 1,504 rooms, for an aggregate gross purchase price of $182,140,000.

As of April 29, 2004, we completed our minimum offering of 4,761,905 units at $10.50 per unit and raised gross proceeds of $50,000,000 and proceeds net of selling commissions and marketing expenses of $45,000,000. Each unit consists of one Common Share and one Series A Preferred Share. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of October 25, 2004, we had closed on the sale of 18,798,978 additional units at $11 per unit and from such sale we raised gross proceeds of $206,788,756 and proceeds net of selling commissions and marketing expenses of $186,109,891. Sales of all units at $10.50 per unit and $11.00 per unit, when combined, represent gross proceeds of $256,788,756 and proceeds net of selling commissions and marketing expenses of $231,109,891.

In connection with our hotel purchases, we paid $3,642,800, representing 2% of the aggregate gross purchase price, as a commission to Apple Six Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.